FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For August 19, 2009

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:  August 19, 2009

By: Signed "Eugene Syho"

Eugene Syho

Chief Financial Officer

FOR IMMEDIATE RELEASE

NORSAT INTERNATIONAL INC. ANNOUNCES NEW FINANCIAL DIVISION

- Norsat Capital Established to Offer Financing Options -

VANCOUVER, British Columbia – August 19, 2009 -- Norsat International Inc. (“Norsat") (TSX: NII and OTC BB: NSATF) today announced that it has created a new division called Norsat Capital. This new financial arm is to enable customers and potential clients the option of leasing or renting Norsat’s equipment. This initiative is a direct result of the Company’s turnaround over the past couple of years, whereby the capital structure can now afford the Company to offer more financing options on its products.

Dr. Amiee Chan, President and CEO of Norsat, stated, “Our balance sheet has immensely improved over the last few quarters and as a result, we’ve established a financial unit so that our sales force is able to offer financing options to our clients and future customers. We are constantly seeking new opportunities to enable end users to obtain Norsat’s renowned equipment and products.  It is our belief that with the global economic slowdown, the rental/leasing option will enable us to offer such products to more customers. Our products are highly ruggedized with long life expectancies, factors which relate well with the leasing option.”

About Norsat International Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. The company’s portfolio of capabilities include: microwave components; fixed, transportable, ultra-portable, vehicle-mounted and maritime satellite systems; turnkey maritime navigation and communications systems; and end-to-end network services. Norsat is headquartered in Vancouver, Canada, with offices in Annapolis, Maryland; Lincoln, United Kingdom; Stockholm, Sweden; Rome, Italy; and Daejeon, South Korea. Additional information is available at , via email at investor@norsat.com or by phone at 1-604-821-2808.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

This information should be read in conjunction with Norsat’s audited consolidated financial statements and related notes included therein for the three and six months ended June 30, 2009, and the Management Discussion and Analysis for the three and six months ended June 30, 2009. All of the company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). Additional information may be found at www.norsat.com.

Contact:

Norsat International Inc.

In Canada:

Dr. Amiee Chan, 604-821-2808

Caren Holtby

President & CEO

Investor Relations

achan@norsat.com

choltby@norsat.com

or

Eugene Syho, 604-821-2838

In the U.S.:

Chief Financial Officer

Adam P. Lowensteiner

esyho@norsat.com

Wolfe Axelrod Weinberger Assoc. LLC

(212) 370-4500; (212) 370-4505 (Fax)

adam@wolfeaxelrod.com

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